April 15, 2020

Mr. Edward P. Bartz, Senior Counsel

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

RE:   Syntax ETF Trust – SEC File Nos. 333-215607 and 811-23227 (the “Registrant”)

Dear Mr. Bartz:

On behalf of the Registrant, we are submitting this letter (the “Response Letter”) to respond to the Staff’s comments received orally on April 4, 2020 (“Oral Comments” ) regarding the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number: 0001104659-20-000893) filed under Rule 485(a)(2) of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, with the Securities and Exchange Commission (the “Commission”) on January 3, 2020, to register two new series of the Registrant designated as: Syntax Stratified U.S. Total Market Hedged ETF (the “US Hedged Fund” (formerly, Syntax Stratified U.S. Equity Hedged ETF)) and the Syntax Stratified LargeCap II ETF (the “LargeCap II Fund”) (collectively, the “Funds”). This Response Letter contains responses to all of the Oral Comments for both the U.S. Hedged Fund and the Large Cap II Fund.

The Registrant’s responses to the comments are set forth below.

I. LargeCap II Fund Prospectus:

1.	Comment: Page 4 – It must be the policy of the ETF, in order to comply with the names rule, to adopt the “at least 80% “investment rule. Please add a second and third sentence on page 4, under the caption “Principal Strategy,” to the effect that: “Under normal circumstances, the Fund will invest at least 80% of its net assets, in large cap equity investments. The Advisor considers a large cap company as one that has a value of more than $10 billion.” Mr. Bartz observed that “economic equivalents,” like equity options, count towards the 80% test.

Response: The Registrant confirms that it has revised the disclosure consistent with the Staff’s comment. Given the recent market downturn, the market value of many large cap companies has decreased to below $10 billion. Therefore, the Registrant has revised the disclosure to state that a large cap company is one that has a market capitalization within the range of the constituents of the S&P 500 Index.

2.	Comment: Page 4 – Fill in the blanks for the S&P numbers.

Response: The Registrant confirms that it has added the S&P numbers.

1

3.	Comment: Page 5 – Please provide a supplemental response to describe the “Seeding and Contribution In-Kind Risk.”

Response: The Registrant confirms that it has submitted a supplemental response to the examiner and has removed the risk “Seeding and Contribution In-Kind Risk” and added additional associated material to “Management Risk.”

4.	Comment: Page 7 – Repeat the Fund’s 80% investment policy.

Response: The Registrant confirms that it has revised the disclosure consistent with the Staff’s comment.

5.	Comment: Page 12 – In the paragraph below the table, edit the text to say “The Adviser has agreed to waive a portion of its management fee in an amount equivalent to”…

Response: The Registrant confirms that it has revised the disclosure consistent with the Staff’s comment.

LargeCap II - SAI

6.	Comment: Page 10; Item 10 – The Registrant can’t have a “flexible concentration policy”…it needs to choose one and stick with it. The Registrant can change the policy contingent upon first conducting a shareholder vote prior to making the change from one to the other. Please specify whether the Fud intends to be non-diversified (>25%) of any industry or group of industries.

Response: The Registrant confirms that the fund is non-concentrated and the Registrant has make changes consistent with the Staff’s comment.

7.	Comment: Page 10; Item #3 – Please revise the language to follow the 80% policy.

Response: The Registrant confirms that it has made changes consistent with the Staff’s comment.

2

.

Hedged - Prospectus

8. Comment: Page 3 – SUPPLEMENTAL RESPONSE – Please confirm that the fee table number of .74 % includes the .30bp waiver. If not, where is it accounted for?

Response: The Registrant confirms that it has submitted a supplemental response and that the fee table number of 0.74% includes the 0.30% waiver.

9. Comment: Page 3; Fee Table Footnote #1 – The language in the second sentence of footnote 1 also shows up on page 19, so please delete it here.

Response: The Registrant confirms that it has made changes consistent with the Staff’s comment.

10. Comment: Page 3; Fee Table Footnote #3 – Please delete the last 3 sentences of footnote #3 because they are basically a duplicate of the sentences in footnote #1.

Response: The Registrant confirms that it has made changes consistent with the Staff’s comment.

11. Comment: Page 3; Fee Table Footnote #3 – Please delete the very last sentence about brokerage since it is redundant.

Response: The Registrant confirms that it has made changes consistent with the Staff’s comment.

12. Comment: Page 4 – Move the carried-over footnote shown on the bottom of the page to the top of page 4 so that it immediately follows the footnotes on page 3.

Response: The Registrant confirms that it has make changes consistent with the Staff’s comment.

13. Comment: Page 4 – in the carried-over footnote, delete the phrase “on any particular business day of the Fund.”

Response: The Registrant confirms that it has make changes consistent with the Staff’s comment.

3

14. Comment: Page 4 – At the end of the first line of “Principal Strategies”, the last word should be “through” rather than “though.”

Response: The Registrant confirms that it has make changes consistent with the Staff’s comment.

15. Comment: Page 5 – Please add simple sentences explaining the terms LargeCap, MidCap, and SmallCap where they are used.

Response: The Registrant confirms that it has make changes consistent with the Staff’s comment.

16. Comment: Page 5 – As the last 3 paragraphs of page 5 are too detailed for the summary prospectus, they should be removed from page 5 and inserted into the text of the full prospectus.

Response: The Registrant confirms that the drafts submitted were full prospectuses and has left the text in the document.

17. Comment: Page 6 – Conform the text of the second sentence of the top paragraph to incorporate the 80% policy.

Response: The Registrant confirms that it has make changes consistent with the Staff’s comment.

18. Comment: Page 6 – Delete the remaining 4 paragraphs from this page and add them to the text of the full prospectus.

Response: The Registrant confirms that the drafts submitted were full prospectuses and has left the text in the document.

19. Comment: Page 7 – SUPPLEMENTAL RESPONSE. Please provide a supplemental explanation of the “SEEDING AND CONTRIBUTION IN-KIND RISK” risk described here.

Response: The Registrant confirms that it has submitted a supplemental response to the examiner and has removed the risk “Seeding and Contribution In-Kind Risk” and added additional associated material to “Management Risk.”

20. Comment: Page 12 – The 80% policy needs to be revised.

Response: The Registrant confirms that it has make changes consistent with the Staff’s comment.

4

21. Comment: Page 19 – In the first full paragraph, edit the text to say, “The Adviser has agreed to waive a portion of its management fee in an amount equivalent to…”

Response: The Registrant confirms that it has make changes consistent with the Staff’s comment.

Hedged - SAI

22. Comment: Page 10 – There cannot be a “flexible concentration policy.” If the fund is to be non- concentrated, add the “< 25% or less “language.

Response: The Registrant confirms that the fund is non-concentrated and the Registrant has make changes consistent with the Staff’s comment.

23. Comment: Item #3 needs to conform to the 80% policy.

Response: The Registrant confirms that it has make changes consistent with the Staff’s comment.

5